Nektar Therapeutics

455 Mission Bay Boulevard South

San Francisco, California 94158-2117

November 15, 2017

VIA EDGAR

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ibolya Ignat, Senior Staff Accountant

Re:	Nektar Therapeutics
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 000-24006

Dear Ms. Ignat:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 1, 2017, regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (File No. 000-24006) filed by Nektar Therapeutics, a Delaware corporation (the “Company”), on March 1, 2017. We hereby respectfully request that the Commission grant an extension of the deadline for the Company to provide its response to the Staff’s comment in the letter to November 24, 2017.

If you have any questions regarding this request, please do not hesitate to contact the undersigned at (415) 482-5570.

Sincerely,

/s/ Gil M. Labrucherie
Gil M. Labrucherie
Senior Vice President and Chief Financial Officer

cc:	Angela Connell, Accounting Branch Chief, Division of Corporation Finance
Jillian B. Thomsen, Senior Vice President, Finance and Chief Accounting Officer of Nektar Therapeutics
Mark A. Wilson, Vice President and General Counsel of Nektar Therapeutics
Sam Zucker, Esq., Sidley Austin LLP